

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

VIA FACSIMILE

October 11, 2006

Peter Toscano
President and Chief Executive Officer
International Power Group, Inc.
6 Glory Lane
Sussex, New Jersey 07461

Re: International Power Group, Inc.
Form 10-SB
Form 10-KSB for the period ended December 31, 2005
Amended September 15, 2006
File No. 0-51449

Dear Mr. Toscano:

We have reviewed your amended filings and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please file marked versions of your amended filings in response to these comments.

2. Given the significance of the changes you have made to your December 31, 2005 financial statements, it appears that your Form 10-QSB for the period ended March 31, 2006 should be amended to reflect the revised amounts. In addition, to the extent that you make additional changes to your December 31, 2005 financial statements, these changes should be reflected in both your Form 10-QSB for the period ended March 31, 2006 and for the period ended June 30, 2006. In this regard, please note that the revised financial statement amounts should be labeled as "restated."

Item 1 Description of Business, page 1

3. Please disclose whether Ednet, Inc. ever generated revenue from operations and executed the business plan described on page 3.

Peter Toscano
International Power Group, Inc.

4. We note your response to comment 9 of our July 12, 2006 letter that Tratamientos
Ambientales Tecate was not able to commence all of the contracts, licenses, and permits that
it sought. Please clarify whether it was able to commence *any* of these things and, if so,
describe the results.

5. We note your statements on page five that officials from the Municipality of Chilpancingo
authorized the University of Ensenada and the University of Baja California to conduct
studies of your proposed technologies and that the Universities' studies were "favorably
completed" in June 2006. Please elaborate on these studies, explain what you mean by
"favorably completed," and discuss their impact on your proposed business.

Plan of Operation, page 28

6. We note that your plan of operation includes the completion of pending negotiations to
initiate other waste to energy projects in Louisiana, Great Britain, Saudi Arabia and certain
Asian countries. Please name these Asian countries. We may have further comment.

7. We note your response to comment 22 of our July 12, 2006 letter on page 29 that "Other than
as disclosed in our public filings, we have no present intention to merge with or acquire other
entities." Please clarify this statement and disclose any intention to merge, combine with or
acquire other entities.

Management's Discussion and Analysis of Financial Condition and Results of Operations.
page 30

8. We note your statement that you have developed a timeline and cash forecast of your cash
needs to execute your business plan and that you are in the process of raising the funds
required to fund operations for the next 24 months. Please briefly disclose the details of this
timeline and cash forecast.

Statement of Changes in Stockholders' Equity, page 36

9. We have reviewed your response to our prior comment 30. However, it is unclear to us why
you have eliminated your $25,000 liability for the 475,000 common stock shares that had not
been issued as of December 31, 2005. Common stock shares should not be disclosed as
outstanding until such shares are issued. Please revise your financial statements as
appropriate and ensure that your financial statement footnotes clearly disclose the breakout of
the $25,000 liability between shares compensated by cash, services and option exercises.

10. We note your response to our prior comment 33. However, it is unclear to us where you
have included the shares held by the former shareholders of IPWG. It appears that these
shares may be included in your beginning balance of 183M shares as of January 1, 2004. As
previously indicated, these shares should be reflected as being issued as of the date of your
reverse acquisition. Please clarify your treatment to us or revise your financial statements
and all related disclosures throughout the filing as appropriate.

Peter Toscano
International Power Group, Inc.

Predecessor Entity, page 60

11. Your response to comment 4 of our July 12, 2006 letter is confusing. Please clarify what consideration Messrs Toscano and Wagenti exchanged. Did they exchange a certain number of shares in International Power, Inc. for the 75,000,000 shares of IPWG? If so, what percentage of ownership in International Power, Inc. was exchanged in this transaction and what was the value of the transaction? You also state that "The transaction was completed when Toscano and Wagenti each caused 26,997,040 common shares previously registered to them to be transferred to other persons who had previously held shares in International Power, Inc." What was the point of Messrs Toscano and Wagenti transferring these shares to these people, who were they, and what percentage of International Power's stock did they exchange with Messrs Toscano and Wagenti? Additionally, what do you mean by "previously registered to them" and were these 26,997,040 common shares of International Power, Inc. or some other company?

Prior Comment 37

12. We have reviewed your response to our prior comment 37 in our letter dated July 12, 2006. However, Item 3 of your Form 10-QSB for the periods ended March 31, 2006 and June 30, 2006 still contains incomplete definitions relating to your conclusions of the effectiveness of your disclosure controls and procedures. Please revise as appropriate.

Closing Comments

You may contact Patricia Armelin, Staff Accountant, at (202) 551-3747 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka, Staff Attorney at (202) 551-3729, or in his absence Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

CC: Steven J. Pappas
        (516) 222-0915